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                            February 18, 2022

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed January 28,
2022
                                                            File No. 333-262412

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2021 letter.

       Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Please revise your prospectus summary in accordance with comment number 8 of the
                                                        Staff's "Sample Letter
to China Based Companies" published on December 20, 2021. In addition to making any
other necessary disclosures, please revise to address permissions or approvals needed to
operate your business and whether you, your subsidiaries, or VIEs are covered by
permissions requirements from the China Securities Regulatory
                                                        Commission (CSRC),
Cyberspace Administration of China (CAC) or any other
                                                        governmental agency
that is required to approve the VIE   s operations, and state
                                                        affirmatively whether
you have received all requisite permissions or approvals and
 Mingfei Liu
FirstName LastNameMingfei  Liu
U-BX Technology  Ltd.
Comapany18,
February  NameU-BX
            2022      Technology Ltd.
February
Page 2 18, 2022 Page 2
FirstName LastName
         whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
2. In your prospectus summary, please disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Refer to comment number 5 of the Staff's "Sample Letter to China Based
         Companies" published on December 20, 2021. Please also revise your risk factors to address any related risks.
Consultation and Service Agreement, page 4

3. Please revise your disclosure to clarify the obligation of Lianghua Technology "to absorb all of the losses of U-BX China" in your Consultation and Service Agreement.
Contractual Arrangements with the VIE and Its Shareholders, page 4

4. We note your response to our prior comment 2. Please clarify here and where you state
         that you "control and receive the economic benefits of U-BX China   s
business operation
         through the VIE Agreements" (including on pages 66, 67, and 84) that any references to control or benefits that accrue to you because of the VIE refer only to the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Refer to comment number
         6 of the Staff's "Sample Letter to China Based Companies" published on December 20,
         2021.
PRC Limitations on Overseas Listing, page 16

5. We note your disclosure that you do not believe the CSRC's prior approval is required for your initial public offering and trading of your shares on Nasdaq. However, please clarify whether you will be required to comply with the filing requirements or procedures set
         forth in the CSRC's    Draft Rules Regarding Overseas Listing" in
connection with your
         offering being registered on this Form F-1 even if prior approval from the CSRC is not required.
Recent Regulatory Developments in PRC, page 16

6. We note your disclosure that you do not expect to be subject to "cybersecurity review" by the CAC. However, based on your revised disclosure about the Regulations on Network
         Data Security, please clarify whether you expect to be required to carry out an annual data security assessment because you are either (i) a data processor that "processes important data" or (ii) are listed overseas.
 Mingfei Liu
FirstName LastNameMingfei  Liu
U-BX Technology  Ltd.
Comapany18,
February  NameU-BX
            2022      Technology Ltd.
February
Page 3 18, 2022 Page 3
FirstName LastName
Selected Condensed Consolidated Financial Data, page 17

7. We note your response to our prior comment 8 and your revisions here and on page F-27.
         Please tell us why your revisions do not present major line items such as costs of goods/services and separate line items for intercompany receivables. Refer to comment number 10 of the Staff's "Sample Letter to China Based Companies" published on
         December 20, 2021. Advise or revise accordingly.
The Offering, page 21

8. Please clarify when the underwriter warrants are first exercisable. In this regard, we note that here and on the cover page you indicate the underwriter warrants are exercisable commencing on the effective date of the offering, but the disclosure on page 130 states the underwriter warrants are exercisable commencing 180 days after the sale of your offering.
Our Ordinary Shares may be prohibited from being traded on a national exchange under the
Holding Foreign Companies Accountable Act , page 44

9. We note your response to our prior comment 3. Please revise your disclosure to include the description provided in your response letter about how your U.S.-based auditor could not travel to China and your auditor's China-based operation conducted its fieldwork in
         China under the supervision of the U.S. office of your auditor.
Our post-offering memorandum and articles of association contain anti-takeover provisions..., page 52

10.      We note Section 5.3 of your articles of association filed as Exhibit
3.1 authorize the
         issuance of preferred shares by your directors. Please tell us why you removed the risk factor on page 52 of your registration statement that addressed certain anti-takeover provisions, including the issuance of preferred shares, and related disclosure on page 118.
         Further, please revise your "Description of Share Capital" on page 110 to address the authorization and approval of any preferred shares and advise if you currently intend to issue any preferred shares.
Management's Discussion and Analysis of Our Financial Condition and Results of Operations
Results of Operations, page 71

11. We note the quarterly click information from your response to prior comment 4. Please revise to disclose the number of clicks or impressions and the cost-per click or cost-per-
         impression for each period presented since this appears to be important information necessary to understanding your results of operations and trends. In this respect, there appears to be a direct correlation between your revenues and the number of clicks or impressions and the cost-per click or cost-per-impression. In addition, help us better understand your disclosures that indicate the decrease in revenues from your digital promotion services was due to lower prices for your services. The click information in
 Mingfei Liu
U-BX Technology Ltd.
February 18, 2022
Page 4
         your response seems to suggest the decrease in revenues from your digital promotion services was due primarily to a lower number of clicks.
Liquidity and Capital Resources, page 74

12. We note your response to prior comment 5. Please revise to provide pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the distribution (but only the amount that
         exceeds current year   s earnings) in addition to historical EPS.
Management's Discussion and Analysis of Our Financial Condition and Results of Operations
Liquidity and Capital Resources, page 74

13. We note your statement here that you may in the future seek to issue equity or equity linked securities. Please update your discussion to reflect that you recently issued
         7,500,000 ordinary shares in a private placement to fourteen of your shareholders.
Legal Proceedings, page 92

14. Please clarify whether the listed parties have been involved in any significant legal or arbitration proceedings. Refer to Item 8.A.7 of Form 20-F. Principal Shareholders, page 109

15. We note your response to prior comment 6. Please advise whether Jian Chen's holdings in
         Superego Pulse Limited and Columbu Information Consulting L.P are in addition to the holdings you list as beneficially owned by Jian Chen in the first line item in the chart.
         Please also tell us why Nan Jiang's indirect holdings are only listed under the entity
         Brilliance Link Limited. If you have listed any holdings twice, please revise to list each holding once and use your footnotes to clarify the ownership structure. For guidance in making your revisions, please consult the definition of "beneficial owner" provided in
         Form 20-F.
Ordinary Shares, page 110

16. We note you state here that there will be 2,850,000 ordinary shares issued and outstanding upon completion of your offering, but on your cover page and elsewhere you state the
FirstName LastNameMingfei Liu
       offering will comprise 6,000,000 shares. Advise or revise as appropriate. Please also
Comapany    NameU-BX
       clarify             Technology
               here that your           Ltd.share capital of 500,000,000
ordinary shares comprises
                               authorized
       solely
February       of a single
          18, 2022   Page 4class of shares.
FirstName LastName
 Mingfei Liu
FirstName LastNameMingfei  Liu
U-BX Technology  Ltd.
Comapany18,
February  NameU-BX
            2022      Technology Ltd.
February
Page 5 18, 2022 Page 5
FirstName LastName
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

17. We note your response to prior comment 7. Please explain in greater detail your assessment of inventory risk with respect to your digital promotion services and value added service services. Describe the terms and conditions of your contracts with third-
         party service providers for the promotion of your platform and value added service contracts with third-party service providers. Explain whether you bid for ad placements on various social media platforms and third-party websites. We refer you to ASC 606-10-
         55-39(b).
Note 15. Subsequent Events, page F-23

18. We note from your capitalization table that there was a private placement of 7,500,000 ordinary shares to 14 shareholders completed on January 24, 2022. Please revise your subsequent events footnote to discuss the private placement. Tell us the total proceeds that you received in connection with the private placement. In addition, tell us whether you have granted any other equity awards since your fiscal year ended June 30, 2021.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      William S. Rosenstadt